

August 1, 2013

<u>Via E-mail</u>
Sardar Biglari
Chairman and Chief Executive Officer
Biglari Holdings Inc.
17802 IH 10 West, Suite 400
San Antonio, TX 78257

> **Re: Biglari Holdings Inc.**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed July 19, 2013**
> **File No. 333-186452**
> **and Documents Incorporated by Reference**
> **File No. 000-08445**

Dear Mr. Biglari:

      We have reviewed your amended registration statement filed July 19, 2013 and have the following additional comment.

<u>Recent Developments, page 12</u>

<u>Derivative Litigation, page 14</u>

1. In your description of the derivative litigation matters filed in June and July 2013, please update and disclose the "certain Company transactions" mentioned in the second sentence so that investors can assess any attendant risks.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Michael Nidel, Esq.
        Olshan Frome Wolosky LLP